Exhibit 99.1

Arco receives antitrust approval and completes the acquisition of COC and Dom Bosco learning systems

São Paulo, Brazil, October 1, 2021 – Arco Platform Limited, or Arco (Nasdaq: ARCE), today announced that it received, on September 30, 2021, final antitrust approval from Brazil’s Administrative Council for Economic Defense – CADE, with no conditions, in connection with its previously announced acquisition of COC and Dom Bosco learning systems, which it has now completed.

The payment terms set forth in the purchase agreement were updated upon closing of the transaction to a total purchase price of R$800.4 million, adjusted for COC’s and Dom Bosco’s cash and working capital positions as of September 30, 2021, paid in a single installment on the transaction closing date.

The acquisition of COC and Dom Bosco consolidates Arco’s leading position in core solutions for the private K-12 segment by diversifying the pricing and geographic reach of its existing portfolio, while allowing Arco to unlock additional opportunities to cross-sell supplemental products and upsell within existing partner schools.

The incorporation of COC and Dom Bosco into Companhia Brasileira de Educação e Sistema de Ensino S.A., Arco’s subsidiary incorporating the acquired businesses, is expected to be concluded in the first quarter of 2022.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements as pertains to Arco within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, Arco’s expectations or predictions of future financial or business performance conditions. The achievement or success of the matters covered by statements herein involves substantial known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, Arco’s results could differ materially from the results expressed or implied by the statements it makes. You should not rely upon

Exhibit 99.1

forward-looking statements as predictions of future events. Forward looking statements are made on the basis of Arco’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that Arco expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. Moreover, all statements in this press release, whether forward looking or of historical fact, are based on the limited information available to Arco during the due diligence process of COC, Dom Bosco and its business operations (the “COC and Dom Bosco Businesses”) prior to the signing of the Purchase Agreement discussed herein. This limited access to information may have impaired Arco’s ability to conduct a full and comprehensive assessment of the COC and Dom Bosco Businesses, thus leading to risks and uncertainties. Reasons for this uncertainty include, but are not limited to, the following: (i) the analysis was conducted on the basis of pro forma, unaudited and adjusted financial statements of the COC and Dom Bosco Businesses; (ii) the accounting parameters and criteria adopted by the COC and Dom Bosco Businesses are different from the ones adopted by Arco; (iii) the transfer of the COC and Dom Bosco Businesses to a new entity limits Arco’s ability to assess the proper transfer of all assets and rights to such new entity. In addition, the forward-looking statements regarding the COC and Dom Bosco Businesses include risks and uncertainties related to statements about competition for the combined business; restrictions and/or limitations on the acquisition of the COC and Dom Bosco Businesses that may be imposed by antitrust authorities or other regulatory agencies; risks relating to Arco’s ability to attract, upsell and retain customers of the COC and Dom Bosco Businesses; and general market, political, economic, and business conditions in Brazil or abroad.

Forward-looking statements represent Arco management’s beliefs and assumptions only as of the date such statements are made, and Arco undertakes no obligation to update any forward-looking statements made in this presentation to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect Arco’s financial results is included in filings Arco makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in Arco’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of Arco’s website at: https://investor.arcoplatform.com/

Investor Relations Contact

Arco Platform Limited

IR@arcoeducacao.com.br